UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Allion Healthcare, Inc.

(Name of Issuer)
Common Stock, $0.001 Par Value

(Title of Class of Securities)
019615103

(Cusip Number)
William J. Nolan
Richard H. Siegel, Esq.
Brickell Bay Acquisition Corp.
c/p H.I.G. Capital, L.L.C.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
(305) 379-2322
With copies to:
James S. Rowe
Michael H. Weed
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 18, 2009

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	019615103	13D

1	NAME OF REPORTING PERSON: Brickell Bay Acquisition Corp. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK; AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,795,364 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,795,364 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	019615103	13D

1	NAME OF REPORTING PERSON: H.I.G. Healthcare, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK; AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,795,364 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,795,364 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	019615103	13D

1	NAME OF REPORTING PERSON: H.I.G. Bayside Debt & LBO Fund II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK; AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,795,364 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,795,364 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	019615103	13D

1	NAME OF REPORTING PERSON: H.I.G. Bayside Advisors II, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK; AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,795,364 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,795,364 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	019615103	13D

1	NAME OF REPORTING PERSON: H.I.G.-GPII, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK; AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,795,364 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,795,364 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	019615103	13D

1	NAME OF REPORTING PERSON: Sami W. Mnaymneh I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK; AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,795,364 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,795,364 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	019615103	13D

1	NAME OF REPORTING PERSON: Anthony A. Tamer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK; AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,795,364 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,795,364 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Introduction
     This statement on Schedule 13D (this “Schedule 13D”) relates to the Agreement and Plan of Merger, dated as of October 18, 2009 (the “Merger Agreement”), by and among Brickell Bay Acquisition Corp., a Delaware corporation (“Parent”), Brickell Bay Merger Corp., a Delaware corporation (the “Merger Sub”), and Allion Healthcare, Inc., a Delaware corporation (the “Company”), and the transactions contemplated thereby. The Merger Agreement contemplates that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company’s common stock, $.001 par value per share (the “Common Stock”), will be converted into the right to receive $6.60 in cash, without interest.
     Parallex LLC (“Parallex”) is a stockholder of the Company that beneficially owns 7,903,488 shares, or approximately 27.5% of the outstanding Common Stock. In connection with the execution of the Merger Agreement, Parallex, along with certain other stockholders of the Company, each a former stockholder of Biomed America, Inc. which the Company acquired in April 2008 (together with Parallex, the “Stockholders”) entered into voting agreements with Parent (the “Voting Agreements”), pursuant to which, among other things, the Stockholders agreed to vote their shares of Common Stock, representing approximately 41.1% of the Company’s issued and outstanding Common Stock in the aggregate, in favor of the Merger and against any other acquisition proposal until termination of the Merger Agreement except in certain limited circumstances. None of the Stockholders, other than Parallex, is an affiliate of the Company.
     The description of the Merger Agreement and the Voting Agreements is qualified in its entirety by the terms and conditions of the Merger Agreement and the form of Voting Agreement, which are filed as Exhibits 99.2 through 99.3 hereto, respectively, and are incorporated herein by reference.
Item 1. Security and Issuer
     The class of equity security to which this statement relates is the Common Stock of the Company. The address of the principal executive offices of the Company is 1660 Walt Whitman Road, Suite 105, Melville, New York 11747.
Item 2. Identity and Background
     This Schedule 13D is being filed by Parent, H.I.G. Healthcare, LLC, a Cayman Islands limited company (“HIG Healthcare”), H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership (“Fund II”), H.I.G. Bayside Advisors II, LLC, a Delaware limited liability company (“Advisors II”), H.I.G.-GPII, Inc., a Delaware corporation (“GP II”), Sami W. Mnaymneh and Anthony A. Tamer (together with Parent, HIG Healthcare, Fund II, Advisors II, GP II and Mr. Mnaymneh, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Scheduled 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.
     Parent and HIG Healthcare were formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Parent is a wholly-owned subsidiary of HIG Healthcare. The manager of HIG Healthcare is Fund II, the general partner of Fund II is Advisors II, the manager of Advisors II is GP II, and Messrs. Tamer and Mnaymneh are co-presidents of GP II.
Brickell Bay Acquisition Corp.
     Parent is a Delaware corporation which was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Parent is a direct wholly owned subsidiary of HIG Healthcare. The principal office of Parent is located at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
     The directors and executive officers of Parent are as follows:

Name	Positions with Parent	Principal Occupation or Employment
Brian D. Schwartz	President, Director	Executive Managing Director of H.I.G. Capital Management, Inc.

William J. Nolan	Secretary, Director	Principal of H.I.G. Capital Management, Inc.

Craig M. Kahler	Treasurer, Director	Senior Associate of H.I.G. Capital Management, Inc.
     The business address for each director and executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

H.I.G. Healthcare, LLC
     HIG Healthcare is a limited company organized under the laws of the Cayman Islands that was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Fund II is the manager and sole member of HIG Healthcare. The principal office of HIG Healthcare is located at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
H.I.G. Bayside Debt & LBO Fund II, L.P.
     Fund II is a limited partnership organized under the laws of the State of Delaware. Its principal business is as a private equity investment company. The principal business address of Fund II, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
H.I.G. Bayside Advisors II, LLC
     Advisors II is a limited liability company organized under the laws of the State of Delaware and is the general partner of Fund II. Its principal business is as a private equity management company. The principal business address of Advisors II, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
H.I.G. GP-II, Inc.
     GP II is a corporation organized under the laws of Delaware and is the manager of Advisors II. Its principal business is to serve as an investment management company for several affiliates. The principal business address of GP II, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
     The directors and executive officers of GP II are as follows:

Name	Positions with GP II	Principal Occupation or Employment
Anthony A. Tamer	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

Sami W. Mnaymneh	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993
     The business address for each director and executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.
Sami W. Mnaymneh and Anthony A. Tamer
     Messrs. Mnaymneh and Tamer are the directors and sole shareholders of GP II.
     Mr. Mnaymneh is a co-founding partner of H.I.G. Capital Management, Inc. (“H.I.G.”) and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G., Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies.
     Mr. Tamer is a co-founding partner of H.I.G. and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G., Mr. Tamer was partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients.
     None of the persons for whom information is provided in this Item 2: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 2 is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
     No funds were required in connection with the execution and delivery of the Voting Agreements. The total value of the Merger transaction, including the amount of funds required by Parent to pay the aggregate consideration pursuant to the Merger Agreement and the transactions contemplated thereby, and pay fees and expenses relating to the Merger, as well as the assumption or repayment of indebtedness, will be approximately $278 million. Parent currently intends to obtain all of such funds through a combination of (i) debt financing to be provided by one or more groups of lenders and (ii) equity financing to be provided by Fund II and certain rollover investors.

     On October 18, 2009, Fund II provided Parent with an Equity Commitment Letter (the “Equity Commitment Letter”), pursuant to which Fund II agreed to provide certain funding in connection with the Merger. Subject to the terms and conditions of the Equity Commitment Letter, Fund II agreed to purchase equity interests of Parent for an aggregate amount of up to $165 million. The obligation of Fund II to fund its commitment will expire on the terms and conditions set forth in the Equity Commitment Letter.
     Falcon Strategic Partners III, LP (“Falcon”) provided a financing commitment letter dated October 18, 2009 (the “Falcon Commitment Letter”) to Parent pursuant to which Falcon, subject to the terms and conditions therein, committed to purchase between $49 and $51 million of senior subordinated notes (the “Notes”), the net proceeds of which will be used for the purpose of funding a portion of the consideration payable in connection with the Merger, to pay certain fees and expenses of the Merger, and for general corporate purposes for the operation of the Company following the closing of the Merger.
     Fifth Third Bank (“Fifth Third”) provided a commitment letter dated October 18, 2009 (the “Fifth Third Commitment Letter”) to Fund II pursuant to which Fifth Third, subject to the terms and conditions therein, agreed (i) to act as arranger and administrative agent for the a term loan in the principal amount of $95 million (the “Term Loan”) and a revolving credit facility in the principal amount of $15 million (the “Revolver” and, together with the Term Loan, the “Facilities”), (ii) to commit to provide a portion of the Facilities in an aggregate amount of $30 million (to be allocated pro rata between the Revolver and the Term Loan), and (iii) to use its best efforts to arrange additional lenders to provide financing commitments in the aggregate amount of $80 million to complete the Facilities, all on the terms and conditions set forth in Fifth Third Commitment Letter. The Facilities will be used for the purpose of funding a portion of the consideration payable in connection with the Merger, to pay certain fees and expenses of the Merger, and for general corporate purposes for the operation of the Company following the closing of the Merger.
     The foregoing description of the Equity Commitment Letter, Falcon Commitment Letter and Fifth Third Commitment Letter is qualified in its entirety by reference to the Equity Commitment Letter, Falcon Commitment Letter and Fifth Third Commitment Letter, which are filed as Exhibits 99.6 through Exhibit 99.8 hereto, respectively, and are incorporated herein by reference.
Item 4. Purpose of Transaction
     (a) - (j) On October 18, 2009, Parent, Merger Sub and the Company entered into the Merger Agreement, a copy of which is attached hereto as Exhibit 99.2, pursuant to which Merger Sub, a wholly owned subsidiary of Parent, will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, the Company will be a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each existing share of Common Stock, other than shares held by Parent or its affiliates, treasury shares and dissenting shares, will be converted into the right to receive $6.60 in cash, without interest (the “Merger Consideration”). In addition, all outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Company.
     Pursuant to the Merger Agreement, the board of directors of Merger Sub at the effective time of the Merger will become the board of directors of the Company. In addition, at the effective time of the Merger, the certificate of incorporation and bylaws of the Company will be amended and restated at the effective time of the Merger to conform to the certificate of incorporation of Merger Sub. If the Merger is consummated, the Common Stock will no longer be traded on the NASDAQ Global Market and will be deregistered under the Exchange Act.
     In connection with the execution of the Merger Agreement, the Stockholders, who currently hold in the aggregate approximately 41.1% of the Company’s issued and outstanding Common Stock, entered into the Voting Agreements with Parent, in the form attached hereto as Exhibit 99.3, dated as of October 18, 2009, pursuant to which, among other things, the Stockholders agreed to vote all the shares of Common Stock beneficially owned by such stockholders in favor of the Merger and against any other acquisition proposal at any meeting of the Company’s stockholders until termination of the Merger Agreement except in certain limited circumstances. Pursuant to the Voting Agreements, each Stockholder irrevocably appointed Parent as its true and lawful proxy and attorney-in-fact, with full power of substitution, to (x) vote their Common Stock for the matters expressly provided for in the Voting Agreement and (y) execute and deliver all written consents, conveyances and other instruments or documents appropriate or necessary to effect the matters expressly provided for in the Voting Agreement. Each Stockholder further agreed not to sell any shares of Common Stock that are subject to the Voting Agreements until the earlier of the effective time of the Merger or the termination of the Merger Agreement on its terms and agreed that any additional shares of Common Stock acquired would automatically become subject to the Voting Agreement.
     Also in connection with the execution of the Merger Agreement, each of the Stockholders entered into an exchange agreement with Parent (the “Exchange Agreements”), attached hereto as Exhibit 99.4B with respect to Parallex and in the form attached hereto as Exhibit 99.4A with respect to the other Stockholders, each dated as of October 18, 2009, pursuant to which each such Stockholder agreed to surrender to Parent, immediately prior to the effective time of the Merger, a portion of the shares of Common Stock owned beneficially or of record by such Stockholder in exchange for equity interests in Parent. As a result, immediately following the Merger, the Stockholders are expected to hold approximately 29.2% of Parent, and indirectly, the Company.
     Also in connection with the execution of the Merger Agreement, Parent, HIG Healthcare and the Stockholders entered into a Stockholders Agreement, dated as of October 18, 2009 (the “Stockholders Agreement”). The Stockholders Agreement will govern the rights and obligations of HIG Healthcare and the Stockholders as holders of equity interests in Parent following completion of the Merger. Pursuant to the Stockholders Agreement, immediately following the Merger, Parent’s board of directors will initially consist of nine members, five of which will be designated by HIG Healthcare, three of which will be designated by Parallex, and one of which will be the chief executive officer of Parent. The Stockholders Agreement also sets forth restrictions on transfer of the Stockholders’ equity interests in Parent and provides the Stockholders with certain veto rights, preemptive rights and tag-along rights.

     The foregoing description of the Merger Agreement, Voting Agreements, Exchange Agreements and Stockholders Agreement is qualified in its entirety by reference to the Merger Agreement, the Form of Voting Agreement, Form of Exchange Agreement and Stockholders Agreement which are filed as Exhibits 99.2 through Exhibit 99.5 hereto, respectively, and are incorporated herein by reference.
     Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) - (b) As a result of the Voting Agreements, the Reporting Persons may be deemed to be the beneficial owners of 11,795,364 shares of Common Stock, which represents in the aggregate approximately 41.1% of the outstanding shares of Common Stock, as follows: Parent, as party to the Voting Agreements; HIG Healthcare, as the sole stockholder of Parent; Fund II, as the manager and sole member of HIG Healthcare; Advisors II, as the general partner of Fund II, GP II, as the manager of Advisors II; and Messrs. Tamer and Mnaymneh as co-presidents, directors and sole shareholders of GP II.
     All of the percentages calculated in this Schedule 13D are based upon an aggregate of 28,699,094 shares of Common Stock outstanding as of October 18, 2009, as disclosed in the Merger Agreement. The number of shares of Common Stock of the Company that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 11,795,364, (iii) sole dispositive power is none, and (iv) shared dispositive power is none. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.
(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth in Items 1, 3 and 4 above is incorporated herein by reference.
     In connection with the Merger Agreement, the Company and Fund II entered into a limited guarantee (the “Guarantee”), dated as of October 18, 2009, whereby Fund II unconditionally guaranteed to the Company the punctual observance, performance and discharge of payment when due of certain amounts owing by either Parent or Merger Sub to the Company pursuant the Merger Agreement, up to an aggregate amount of $10 million (the “Obligations”). Pursuant to the Guarantee, the Company may, in its sole discretion, bring and prosecute a separate action or actions against Fund II for the full amount of the Obligations, regardless whether action is brought against Parent or Merger Sub. No recourse may be had under the Guarantee against any of the former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of Fund II, or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing.
     The foregoing description of the Guarantee is qualified in its entirety by reference to the Guarantee filed as Exhibit 99.9 hereto, which is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of October 28, 2009, by and among each of the Reporting Persons

Exhibit 99.2	Agreement and Plan of Merger, dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp., Brickell Bay Merger Corp and Allion Healthcare, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 19, 2009)

Exhibit 99.3	Form of Voting Agreement, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and the Stockholder named therein (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 19, 2009)

Exhibit 99.4A	Form of Exchange Agreement with Stockholders other than Parallex, LLC, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and the Stockholder named therein

Exhibit 99.4B	Exchange Agreement with Parallex LLC, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Parallex LLC

Exhibit 99.5	Stockholders Agreement, dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp, H.I.G. Healthcare, LLC and the Stockholders named therein

Exhibit 99.6	Equity Commitment Letter, dated as of October 18, 2009, by and between H.I.G. Bayside Debt & LBO Fund II, L.P. and Brickell Bay Acquisition Corp.

Exhibit 99.7	Financing Commitment Letter, dated as of October 18, 2009, by and between Falcon Strategic Partners III, LP and Brickell Bay Acquisition Corp.

Exhibit 99.8	Commitment Letter, dated as of October 18, 2009, by and between Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.9	Limited Guarantee, dated as of October 18, 2009, by H.I.G. Bayside Debt & LBO Fund II, L.P. in favor of Allion Healthcare, Inc.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: October 28, 2009

BRICKELL BAY ACQUISITION CORP
By:	/s/ Brian D. Schwartz
Name:	Brian D. Schwartz
Title:	President

H.I.G. HEALTHCARE, LLC
By:	H.I.G. Bayside Debt & LBO Fund II, L.P.
Its:	Manager

By:	H.I.G. Bayside Advisors II, LLC
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.
By:	H.I.G. Bayside Advisors II, LLC
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC
By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel
H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of October 28, 2009, by and among each of the Reporting Persons

Exhibit 99.2	Agreement and Plan of Merger, dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp., Brickell Bay Merger Corp and Allion Healthcare, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 19, 2009)

Exhibit 99.3	Form of Voting Agreement, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and the Stockholder named therein (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 19, 2009)

Exhibit 99.4A	Form of Exchange Agreement with Stockholders other than Parallex, LLC, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and the Stockholder named therein

Exhibit 99.4B	Exchange Agreement with Parallex LLC, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Parallex LLC

Exhibit 99.5	Stockholders Agreement, dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp, H.I.G. Healthcare, LLC and the Stockholders named therein

Exhibit 99.6	Equity Commitment Letter, dated as of October 18, 2009, by and between H.I.G. Bayside Debt & LBO Fund II, L.P. and Brickell Bay Acquisition Corp.

Exhibit 99.7	Financing Commitment Letter, dated as of October 18, 2009, by and between Falcon Strategic Partners III, LP and Brickell Bay Acquisition Corp.

Exhibit 99.8	Commitment Letter, dated as of October 18, 2009, by and between Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P.

Exhibit 99.9	Limited Guarantee, dated as of October 18, 2009, by H.I.G. Bayside Debt & LBO Fund II, L.P. in favor of Allion Healthcare, Inc.